Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Radiation Therapy Services Holdings, Inc.

	Predecessor			Successor
			Period From	Period From
			January 1 to	February 22 to	Year Ended	Year Ended	Six Months Ended	Six Months Ended
	Year Ended December 31,		February 21,	December 31,	December 31,	December 31,	June 30,	June 30,
	2006	2007	2008	2008	2009	2010	2010	2011
Pre-tax income before before adjustment for noncontrolling interests in consolidated subsidiaries	49,886	42,644	(10,283)	(4,266)	(6,713)	(126,600)	(14,235)	(2,098)
(Income)Loss from equity investees	128	46	(39)	118	(880)	(1,001)	(358)	525
Distributed income of equity investees	—	—	—	—	301	(1,007)	(18)	(616)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(580)	(1,211)	(19)	(2,483)	(1,835)	(1,698)	(1,741)	(2,507)
Fixed Charges	13,376	21,298	4,981	57,070	65,138	62,489	32,395	32,250
Earnings	62,810	62,777	(5,361)	50,439	56,010	(67,817)	16,043	27,554

Interest expense	12,570	20,250	4,783	55,863	63,119	59,098	30,819	30,088
An estimate of the interest within rental expense	806	1,048	198	1,207	2,018	3,392	1,576	2,162
Fixed Charges	13,376	21,298	4,981	57,070	65,138	62,489	32,395	32,250

Ratio of earnings to fixed charges	4.70	2.95	—	—	—	—	—	—

Deficiency to cover charges (2)	—	—	10,341	6,631	9,128	130,306	16,352	4,696

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor.

(2) Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.